Exhibit 99.1

New Oriental Education & Technology Group Inc. Provides Business Updates

BEIJING, Nov. 14, 2021 /PRNewswire/ – New Oriental Education & Technology Group Inc. (“New Oriental” or the “Company”) (NYSE: EDU and SEHK: 9901), a provider of private educational services in China, today provided business updates following the recent regulatory developments relating to after-school tutoring services, including the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, published in July 2021 by the General Office of the CPC Central Committee and the General Office of the State Council (the “Opinion”) and the related implementation rules, regulations and measures promulgated by competent authorities.

In compliance with the Opinion and applicable rules, regulations and measures, the Company plans to cease offering tutoring services related to academic subjects to students from kindergarten through grade nine (“K-9 Academic AST Services”) at all learning centers across China by the end of 2021. The Company expects that the cessation will have a substantial adverse impact on the Company’s revenues for the fiscal year ending May 31, 2022 and subsequent periods. In the fiscal years ended May 31, 2020 and 2021, the revenues from offering K-9 Academic AST Services accounted for approximately 50% to 60% of the Company’s total revenues for each fiscal year.

The Company remains fully dedicated to its students, teaching staff and shareholders. The Company will shift its focus and resources towards educational products and services that are not related to K-9 Academic AST Services, such as its test preparation courses, language training courses for adults and educational materials. The Company will also continue to explore new business opportunities and growth initiatives. With respect to the Company’s online education services, the Company’s majority-owned subsidiary, Koolearn Technology Holding Limited (SEHK: 1797), previously announced its update on business operations on October 25, 2021, which can be accessed on The Stock Exchange of Hong Kong Limited’s website at http://www.hkexnews.hk.

The Company will continue to seek guidance from and cooperate with government authorities in various provinces and municipalities in China in connection with its efforts to comply with the policy directives of the Opinion and any related implementation rules, regulations and measures. The Company will further adjust its business operations as required, and update its shareholders as appropriate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the changes of our school network and successfully execute our strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected changes of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of test preparation, language training for adults, education materials and distribution, online education, and other services. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents one common share. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Contacts

For investor and media inquiries, please contact:

Ms. Sisi Zhao

New Oriental Education & Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

Ms. Rita Fong / Mr. Michael Luk

FTI Consulting

Tel: +852 3768 4548 / +852 3768 4569

Email: rita.fong@fticonsulting.com / michael.luk@fticonsulting.com

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